Filed Pursuant to Rule 433 of the Securities Act of 1933

Free Writing Prospectus dated March 11, 2026

Relating to the Prospectus dated September 15, 2025

and Relating to the Prospectus Supplement dated December 9, 2025

Registration File No. 333-290252

On March 11, 2026, Strive, Inc. (the “Company”) posted an investor presentation on https://strive.com. A copy of the slides included in the investor presentation are attached hereto as Exhibit A.

In addition, on May 11, 2026, Jeff Walton, Chief Risk Officer of the Company, posted a series of posts and images to https://x.com under the account @punterjeff related to the investor presentation, a copy of which is included below.

The Company has filed with the Securities and Exchange Commission (“SEC”) a registration statement (including a base prospectus), a prospectus and a prospectus supplement to the base prospectus for the offerings to which this communication relates. Before you invest, you should read the prospectus, the prospectus supplement and accompanying base prospectus in that registration statement and other documents incorporated by reference or that the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.strive.com.

The first post includes the following text: “NEW: STRIVE $ASST & $SATA March 2026 update. We’re building Bitcoin powered Digital Credit & Amplified Bitcoin. Here’s what changed and why it matters. A🧵👇” and includes the following graphic:

Second social media post is a comment under the first social media post, and includes the following text and graphic:

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“1. $SATA dividend increase to 12.75%

2. Target $SATA price range: $99 - $101

3. Strive to not issue $SATA via ATM or Follow On offering below $100.00

4. Strive purchased 179 Bitcoin & now holds 13,311 BTC

5. Purchased $50 Million in $STRC

6. $SATA dividend reserve increased to 18 months (12 months cash + 6 months $STRC) up from 12 month cash reserve

7. Aggregate BTC, $STRC, and cash cover over 19 years of $SATA interest payments”

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Third social media post is a comment under the second social media post, and includes the following text and graphic:

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“Tighter Stated Range for $SATA

Target range was previously $95 - $105, which has been tightened to $99 - $101.

12.75% Variable Dividend

Payable Monthly

Tax Equivalent Yield (at $100 Par): 20.24%

@Strive Does not plan to issue new $SATA shares below $100.”

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Fourth social media post is a comment under the third social media post, and includes the following text and graphic:

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“We have acquired $50 Million in $STRC

We view $STRC as a high quality credit, offering material yield, higher liquidity, and attractive risk profile over traditional credit instruments for moderate duration capital.

This allocation can deliver +$3.9 Million per year vs T-Bills”

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Fifth social media post is a comment under the fourth social media post, and includes the following text and graphic:

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“Strive $ASST has accumulated 179 more Bitcoin, bringing our total BTC held to 13,311.

Currently ranked #11 in global publicly traded corporate holders of Bitcoin

Year-to-Date BTC Yield 15.0%.”

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Sixth social media post is a comment under the fifth social media post, and includes the following text and graphic:

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“$SATA Dividend Reserve has been increased to 18 months.

12 Months in Cash

6 Months in Digital Credit $STRC”

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Seventh social media post is a comment under the sixth social media post, and includes the following text and graphic:

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“$ASST has over 19 years of $SATA Dividend coverage across Cash, Digital Credit, and Bitcoin.

Coverage to the year 2045.

This assumes BTC doesn't rise, and zero new capital is raised.

Nearly two decades of liquidity supporting a monthly income stream.”

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Eighth social media post is a comment under the seventh social media post, and includes the following text and graphic:

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“Current Years of Dividend Coverage across various BTC prices & interest rates.

If you're a Bitcoin skeptic, and think Bitcoin is going to $30,000, we'd have 7 years of coverage

If you're a Bitcoin bull, and think Bitcoin is going to $150,000, we'd have 37 years of coverage”

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Ninth social media post is a comment under the eighth social media post, and includes the following text and graphic:

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“Since 1970, the US Dollar supply has INCREASED at 6.7% COMPOUNDED annually.

$SATA pays 12.75% annually; however, our Bitcoin only needs to increase 5.8% annually to fully offset the dividend liability.

For reference, BTC has compounded at 43% annually over the last 8 years.”

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Tenth social media post is a comment under the ninth social media post, and includes the following text and graphic:

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“$SATA is High Yield, Monthly Dividend, with Tax-Equivalent Yield of 20.2%

The yield relativity to traditional assets speaks for itself”

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Eleventh social media post is a comment under the tenth social media post, and includes the following text and graphic:

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“$ASST has traded ~$47.6M in volume PER Day over the last 30 days.

An average days trading volume could cover 87.6% of our annual interest obligations.

Digital Credit Fuels Amplified Bitcoin

♻️

Amplified Bitcoin Fuels Digital Credit”

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Twelfth social media post is a comment under the eleventh social media post, and includes the following text and graphic:

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“TYFYATTM 🫡

Please see Disclaimer below:”

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Exhibit A

ASST & SATA Update March 2026

Strive, Inc’s (“Strive”) Variable Rate Series A Preferred Stock (NASDAQ: SATA) and Class A common stock (NASDAQ: ASST) are not collateralized by Strive’s bitcoin holdings. SATA only has a preferred claim on the residual assets of the Company and ranks senior to ASST. There is no guarantee for SATA or ASST of returns, liquidity, or future performance. SATA and ASST are neither bank deposits, nor FDIC insured, nor regulated in the same way, and does not have the same regulatory and other protections as bank accounts, money market funds, treasuries, or similar investments and as a result may not be comparable investments. SATA’s variable annualized dividend rate as of March 15, 2025 is 12.75%, based on $100 stated amount; current trading price and effective yield may vary; current rate is not indicative of future rate, rate subject to monthly adjustment and may be significantly lower; cash dividend is not guaranteed. Ownership of Strive securities, including SATA and ASST, does not represent an ownership interest in the bitcoin Strive holds. Strive has filed a registration statement (including a base prospectus), a prospectus and a prospectus supplement to the base prospectus with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication may relate. Before investing, read the prospectus, the prospectus supplement and accompanying base prospectus in that registration statement and other documents incorporated by reference or that Strive has filed with the SEC for more complete information about Strive and the offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov, and find the same, along with SATA’s current dividend rate, trading price and effective yield and ASST’s trading price, at strive.com Cautionary Statement Regarding Forward - Looking Statements Certain statements herein may constitute “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 3b - 6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward - looking statements include, but are not limited to, express or implied statements regarding the outlook and expectations of Strive, the strategic benefits and financial benefits of the merger transaction with Semler Scientific, Inc. (the "merger transaction"), including the expected impact of the merger transaction on the combined company’s future financial performance and the ability to successfully integrate the combined businesses, and the Company’s intentions with respect to adjusting the SATA Stock monthly regular dividend rate per annum. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “outlook,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgments of Strive and its respective management team about future events. Forward - looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward - looking statements as a result of various important factors. Other risks, uncertainties and assumptions, including, among others, the following: the outcome of any legal proceedings that may be instituted against Strive or its subsidiaries; the possibility that the anticipated benefits of the merger transaction are not realized when expected or at all, including as a result of changes in, or problems arising from, implementation of Bitcoin treasury strategies and risks associated with Bitcoin and other digital assets, general economic and market conditions, interest and exchange rates, monetary policy, and laws and regulations and their enforcement; the diversion of management’s attention from ongoing business operations and opportunities; dilution caused by Strive’s issuance of additional shares of its Class A common stock or SATA Stock; potential adverse reactions of Strive’s clients and customers or changes to business or employee relationships, including those resulting from the completion of the merger transaction; and other factors that may affect future results of Strive or the trading performance of Strive’s Class A Common Stock or SATA Stock. These factors are not necessarily all of the factors that could cause the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward - looking statements. Other factors, including unknown or unpredictable factors, also could harm the combined company’s results. Although Strive believes that its expectations with respect to forward - looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that the actual results of Strive will not differ materially from any projected future results expressed or implied by such forward - looking statements. Additional factors that could cause results to differ materially from those described above can be found in Strive’s Annual Report on Form 10 - K, Strive’s Form S - 4 filed on August 6, 2025 and October 10, 2025, under the “Supplementary Risk Factors” filed as an exhibit to Strive’s Current Report on Form 8 - K filed with the SEC on September 24, 2025, Semler Scientific’s most recent annual report on Form 10 - K for the fiscal year ended December 31, 2024 and quarterly reports on Form 10 - Q, and other documents subsequently filed by Strive and Semler Scientific, Inc. with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive or its businesses or operations. Investors are cautioned not to rely too heavily on any such forward - looking statements. Forward - looking statements contained herein speak only as of the date hereof, and Strive undertakes no obligation to update or clarify these forward - looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. DISCLAIMER

• SATA dividend rate increased by 25 bps to 12.75% • Targeted SATA price range narrowed to $99 - $101 from $95 - $105. • Updated guidance to not issue SATA via ATM or follow on offerings below $100.00. • Purchased 179 additional Bitcoin & now HODLs 13,311 BTC. • Purchased $50M STRC. • SATA dividend reserve increased to 18 months ( 12 months cash + 6 months of SATA dividend payments held in STRC ( 1 , 2 ) ) from previously reported 12 - month cash reserve . • Aggregate Bitcoin, STRC, and cash cover 19 years of SATA interest payments . (3) STRIVE UPDATE SUMMARY 1 - Assuming 12.75% SATA dividend rate and BTC value as of March 10, 2026. 2 - The STRC Dividend Reserve consists of a portion of STRC shares designated to support the payment of dividends on SATA and does not represent the entirety of the STRC position. The reserve reflects an amount equal to six months of SATA dividend obligations at 12.75%, assuming a STRC share price of $100.00 and excludes any dividends received on STRC. 3 - Dividend coverage includes dividend reserve held in cash, marketable securities (STRC), and NAV of current Bitcoin holdings divided by current annual dividend obligations at 12.75%. Based on current trading prices of STRC and Bitcoin which are subject to change. Note. STRC dividends are variable and subject to change by the issuer (Strategy, Inc.). The price of STRC is subject to market conditions, risks, and uncertainties connected to Strategy, Inc. 3

SATA OVERVIEW 4 3 – Dividend coverage includes dividend reserve held in cash, marketable securities (STRC), and NAV of current Bitcoin holdings divided by current annual dividend obligations at 12.75%. Based on current trading prices of STRC and Bitcoin which are subject to change. UPDATE: COMPANY DOES NOT PLAN TO ISSUE NEW SATA SHARES BELOW $100.00 Note: Dividends are only payable if and when declared by the board. Note. Dividends are expected to qualify for ROC (Return of Capital) treatment. 1 – SATA 30D Dollar Weighted Average Daily Trading Volume – Beginning 1/26/26 – 3/10/26. 2 – Assumes 37% marginal tax rate. UPDATE: Tighter Stated Range $110 $105 $100 PAR $95 $90 $99 – $101 $95 – $105 PREVIOUS NEW Notional $427 Million Liquidity (1) $12.4 Million Dividend 12.75% Variable Div. Frequency Monthly Tax Equiv. Yield (2) 20.24% Volatility 14.8% Eff. Duration Short Dividend Coverage (3) 19 years

S T R I V E A C Q U I R E D $50M STRC STRC 11.5% Annual Yield (1) $5,750,000 Annual Income (1) T - BILL 3.7% Annual Yield (2) $1,850,000 Annual Income VS DIGITAL CREDIT TREASURY ALLOCATION STRC generates an extra per year vs. T - Bills Data as of March 10, 2026. 1 - STRC dividends are variable and subject to change by the issuer (Strategy, Inc.). The price of STRC is subject to market conditions, risks, and uncertainties connected to Strategy, Inc. 2 – Assumes 13 - week T - Bill as reported by treasury.gov on 3/10/2026 5

BITCOIN ACCUMULATION UPDATE Data as of March 10, 2026. 13,311 BITCOIN HELD +179 BTC PURCHASED +15.0% BTC YIELD YTD Purchased 179 additional BTC to strengthen SATA’s credit profile and grow ASST’s amplified bitcoin position. 6

SATA DIVIDEND RESERVE INCREASED TO 18 MONTHS Data as of March 10, 2026. Each square = 1 month of dividend reserve. 1 – STRC dividends are variable and subject to change by the issuer (Strategy, Inc.). The price of STRC is subject to market conditions, risks, and uncertainties connected to Strategy, Inc. 2 - Assuming 12.75% SATA dividend rate. 3 - The STRC Dividend Reserve consists of a portion of STRC shares designated to support the payment of dividends on SATA and does not represent the entirety of the STRC position. The reserve reflects an amount equal to six months of SATA dividend obligations at 12.75%, assuming a STRC share price of $100.00 and excludes any dividends received on STRC. 18 MONTHS OF TOTAL DIVIDEND RESERVE Funds held exclusively for future dividend payments. 12 months Cash Dividend Reserve 6 months Digital Credit Dividend Reserve Year 1 Year 2 Cash Dividend Reserve Digital Credit Dividend Reserve (1,2,3) 7

Each column = 1 year · Each square = 1 monthly dividend · 19 years total ← Year 1 Year 19 → SATA'S DIVIDEND IS POWERED BY DECADES OF LIQUID ASSETS (1,2,3) 19 YEARS OF DIVIDEND COVERAGE From existing liquid assets on the balance sheet, assuming Bitcoin does not go up, and no additional capital is raised. ■ Cash Dividend Reserve ■ Digital Credit Dividend Reserve ■ Bitcoin Data as of March 10, 2026. 1 - Assuming 12.75% SATA dividend rate. 2 - The STRC Dividend Reserve consists of a portion of STRC shares designated to support the payment of dividends on SATA and does not represent the entirety of the STRC position. The reserve reflects an amount equal to six months of SATA dividend obligations at 12.75%, assuming a STRC share price of $100.00 and excludes any dividends received on STRC. 3 - Dividend coverage includes dividend reserve held in cash, marketable securities (STRC), and NAV of current Bitcoin holdings divided by current annual dividend obligations at 12.75%.Based on current trading prices of STRC and Bitcoin which are subject to change. 8 Note. STRC dividends are variable and subject to change by the issuer (Strategy, Inc.). The price of STRC is subject to market conditions, risks, and uncertainties connected to Strategy, Inc.

YEARS OF DIVIDEND COVERAGE AT VARIOUS BITCOIN PRICES $150,000 $130,000 $110,000 $90,000 $70,000 $50,000 $30,000 Rate ↓ 40 35 30 25 20 15 9 12.00% 40 35 29 24 19 15 9 12.25% 39 34 29 24 19 14 9 12.50% 38 33 28 23 19 14 9 12.75% 37 33 28 23 18 14 9 13.00% 37 32 27 23 18 14 8 13.25% 36 31 27 22 18 13 8 13.50% Current dividend rate: 12.75% Note: The STRC Dividend Reserve consists of a portion of STRC shares designated to support the payment of dividends on SATA and does not represent the entirety of the STRC position. The reserve reflects an amount equal to six months of SATA dividend obligations at 12.75%, assuming a STRC share price of $100.00 and excludes any dividends received on STRC. 9

DOLLAR DEBASEMENT ALONE COVERS SATA'S DIVIDEND U.S. DOLLAR SUPPLY GROWTH 6.7% M2 money supply CAGR since 1970 > BTC APPRECIATION TO FUND DIVIDEND ~ 5.8% BTC CAGR needed to offset dividend Source: Federal Reserve Bank of St. Louis (FRED), M2 Money Supply, 1970 – present. Data as of March 10, 2026. 1 - Based on Strive’s existing BTC holdings. 2 – Assumes 12.75% SATA dividend rate and Bitcoin price of $70,196 as of 3/10/26. The supply of dollars grows at 6.7% per year . Bitcoin is fixed at 21 million. To offset SATA’s 12.75% dividend (1) , BTC only needs to appreciate 5.8% per year (2) . We believe dollar debasement, if continued at long - term historical rates, supports SATA’s dividend as self - sustaining. 10

Tax - Equivalent Yield Effective Yield Comparable Assets (3) ~0.0% - 4.0% ~0.0% - 4.0% USD Bank Accounts ~4.0% ~4.0% Money Market Funds (4) ~4.0% ~4.0% Short - Term Treasury Bills (5) ~4.0% ~4.0% Corporate Commercial Paper (6) ~8.0% - 8.5% ~8.0% - 8.5% Private Credit (7) ~6.0% ~6.0% Traditional Bank Preferred Stock (8) 20.24% 12.75% SATA SATA IS BITCOIN - POWERED CREDIT Return of capital dividend can increase tax - equivalent yield. Effective Yield at Par 12.75% Tax - Equivalent Yield at Par (1) 20.24% Years of Dividend Coverage (2) 19 Note: As of 03/10/26. There is no guarantee of returns, cash dividend, liquidity, or future performance. SATA is neither a bank deposit, nor FDIC insured, nor regulated in the same way, and does not have the same regulatory and other protections as bank accounts, money market funds, treasuries, or similar instruments and as a result may not be a comparable investment. Investors should review the features and risks of investing in SATA Stock relative to these assets. SATA’s variable annualized dividend rate for April 2025 is 12.75%, based on $100 stated amount. Rate subject to monthly adjustment and may be significantly lower. (1) Annualized coupon rate on an instrument for a U.S. individual to achieve the same after - tax effective yield assuming a 37% federal marginal tax rate and return of capital treatment on Strategy dividends. (2) Dividend coverage includes dividend reserve held in cash, marketable securities (STRC), and NAV of current Bitcoin holdings divided by current annual dividend obligations at 12.75%.Based on current trading prices of STRC and Bitcoin which are subject to change. (3) Comparable assets metrics may reflect the deduction of management fees and other expenses which may be substantial. For illustrative purposes only; does not constitute investment advice and should not form the basis for an investment in ASST or SATA. (4) VMFXX Money Market Fund. (5) SGOV ETF. (6) FRED 90 - Day AA Nonfinancial Commercial Paper Interest Rate. (7) Morgan Stanley, “Private Credit 2026 Outlook” (8) PGX ETF 11

NAV Per Basic Share $13.99 EV/MNAV 0.96x Amplification Ratio 46.8% Bitcoin Value $934M Leverage Ratio 1.1% 1 - Source: Bloomberg. Note. Data as of 3/10/26. Peer Group Consists of: XXI, BRR, NAKA, OBTC3, EMPD, CEPO, ALCPB, SQNS, FLD, H100. Excludes MSTR. 2 – Return Vs. BTC Calculated from period 05/06/2025 – 03/10/2026. Formula: Total % Return BTC – Total % Return ASST. ASST KEY STATISTICS Public Equity Profile | NASDAQ: ASST | ~$599M Market Cap | ~66.8M Shares Outstanding | ~13,311 Bitcoin Held Average 30 - Day Trading Volume ASST: ~$47.6M | Avg. of 10 Peers Combined (excl. MSTR) : ~$2.2M | > 21x volume of 10 peers combined (1) Return VS. BTC (2) - 0.5% 12